SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 26, 2023

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES DELISTING FROM NASDAQ AND
CONCENTRATION OF ITS SHARE TRADING
ON THE TEL AVIV STOCK EXCHANGE

PARTNER COMMUNICATIONS ANNOUNCES DELISTING FROM
NASDAQ AND CONCENTRATION OF ITS SHARE TRADING
ON THE TEL AVIV STOCK EXCHANGE

ROSH HA'AYIN , Israel, January 26, 2023 — Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced that it intends to voluntarily delist its American Depositary Shares ("ADSs") from the NASDAQ Global Select Market (“NASDAQ”) and concentrate its share trading on one single exchange, the Tel Aviv Stock Exchange (“TASE”). Following the effectiveness of the delisting from NASDAQ, the Company intends to deregister and terminate its reporting obligations with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended ("US Exchange Act"). The Company will maintain the current listing of its shares on TASE, which will become Partner’s only official stock exchange listing.

The Board of Directors of the Company has determined after extensive consideration that its current dual listing structure, whereby its ADSs are traded on NASDAQ, in addition to the trading of its ordinary shares on TASE, is unnecessary in today’s increasingly globalized trading environment, where investors have access to securities in international markets, regardless of where they are listed. Since the vast majority of its equity securities trade on TASE and its operations are substantially all carried out in Israel, it would be prudent for the Company to terminate its listing on NASDAQ. By maintaining one single listing on TASE, the Company will be able to focus even further on its business development, while reducing the costs and challenges to the Company of maintaining a listing in the United States, where the Company’s operations are not focused.

With the single listing in Tel Aviv, the Company will be subject to TASE’s listing rules and the Israeli Securities Law, 5728-1968, its regulations and Israeli Securities Authority's reporting requirements and the high standards of corporate governance prevalent in Israel. The Company’s strategy, its operations and its ability to grow its business will not change as a result of the Company concentrating its share trading on a single exchange.

The Company anticipates that it will file with the SEC a Form 25 relating to the delisting of its ADSs from trade on NASDAQ on or about February 6, 2023. As a result, the Company expects that the last day of trading of its ADSs on NASDAQ will be no earlier than February 15, 2023. The change to a sole listing on TASE is intended to be effected upon the U.S. delisting, no earlier than February 16, 2023.

In addition, the Company intends to terminate the registration of its securities and its reporting obligations under the US Exchange Act.  For this purpose, the Company intends to file with the SEC a Form 15F on or about February 16, 2023. Upon such filing, the Company’s reporting obligations with the SEC will be suspended immediately. The termination of the Company’s registration and reporting obligations is expected to become effective no later than 90 days after such filing if there are no objections from the SEC.

No action is required to be taken by ADSs investors at this time. Until such time as the Company may consider terminating its American Depositary Receipt (ADR) program, the ADR program will be maintained by the Depositary, Citibank, N.A. in the U.S. The Company anticipates that following the delisting from NASDAQ, the ADSs will be available for trade in the U.S. Over-The-Counter (OTC) market.

Forward-looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Said forward-looking statements include those relating to the intention to delist and deregister and execution thereof and the availability for trade of the ADSs on the OTC. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions as a result of which actual results may differ materially from those expressed or implied by such forward-looking statements, including a risk of delay in the delisting or deregistration and the risk that the ADSs will not be available to trade on the OTC market following delisting from NASDAQ. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Miri Takutiel Chief Financial Officer Tel: +972 (50) 677-7116 E-mail: miri.takutiel@partner.co.il	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Miri Takutiel
Name: Miri Takutiel
Title: Chief Financial Officer

Dated: January 26, 2023